

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2020

A. Michael Salem
Chief Executive Officer
Midwest Holding Inc.
2900 South 70th Street, Suite 400
Lincoln, NE 68506

      Re: Midwest Holding Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 8, 2020
           File No. 000-10685

Dear Mr. Salem:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Finance